Exhibit 99.5
Consent of comScore Networks, Inc.
comScore Networks, Inc. grants Omniture, Inc. permission to disclose the following information in all filings made by Omniture with the U.S. Securities and Exchange Commission.
“According to comScore Media Metrix, in April 2007, the top ten United States Internet properties generated approximately 151 billion page views from the total universe of 178 million US Internet unique users.”
It is understood by both comScore Networks and Omniture the comScore Networks will be credited as the source of the publication.

May 14, 2007	COMSCORE NETWORKS, INC

/s/ Christiana L. Lin

Name: Christiana L. Lin, Esq.
Title: General Counsel